Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED

BY ARCELLX, INC.: ACLX -002

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Arcellx, Inc.

25 West Watkins Road, Suite A

Gaithersburg, MD 20876

Attention: Rami Elghandour, President and Chief Executive Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

January 25, 2022

VIA EDGAR AND SECURE FILE TRANSFER

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Joe McCann

Abby Adams

Tracey Houser

Al Pavot

RE:	Arcellx, Inc.

Registration Statement on Form S-1

File No. 333-262191

Ladies and Gentlemen:

On behalf of our client, Arcellx, Inc. (the “Company” or “Arcellx”), we submit this letter in response to Comment 14 of the initial comments received from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 29, 2020, relating to the Company’s Registration Statement on Form S-1 (File No. 333-262191) (the “Registration Statement”), originally confidentially submitted in draft form to the Commission on May 1, 2020, subsequently confidentially submitted in draft form to the Commission on June 9, 2020, November 19, 2021 and December 28, 2021, and filed via EDGAR on January 14, 2022.

CONFIDENTIAL TREATMENT REQUESTED BY ARCELLX, INC.

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO

SALT LAKE CITY SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
January 25, 2022	BY ARCELLX, INC.: ACLX-002

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in bold italicized type and have followed the comment with the Company’s response.

Management’s discussion and analysis of financial condition and results of operations

Critical accounting policies and estimates

Determination of the Fair Value of Common Stock, page 81

7. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation beneficial conversion features.

Preliminary Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of $[*] to $[*] per share (the “Preliminary Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Preliminary Price Range of $[*] per share (the “Midpoint Price”). The Company anticipates implementing a reverse stock split prior to printing its preliminary prospectus and commencing its road show, and will present post-stock split share numbers and per-share price information in the amendment of the Registration Statement that includes the price range. This response letter presents all share numbers and per share price information on the pre-stock split basis. Prior to printing preliminary prospectuses and commencing the roadshow, the Company and its underwriters will further refine and narrow this price range so the breadth of the price range is consistent with Commission guidance. The Preliminary Price Range has been estimated based on a number of factors, including the progress of the Company’s preclinical studies and research programs, the Company’s clinical trials, prospects for the biotechnology industry, other developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current market conditions and input received from BofA Securities, Inc., SVB Leerink LLC, Barclays Capital Inc. and William Blair & Company, L.L.C. (the “Lead Underwriters”), including discussions that took place between January 10 and January 24, 2022 among representatives of the Company and representatives of the Lead Underwriters.

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January 25, 2022	BY ARCELLX, INC.: ACLX-002

The Preliminary Price Range does not take into account any discount for the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined as a result of discussions among representatives of the Company and the Lead Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of development as the Company taking into account the number of programs of those companies as compared to the Company and recent market conditions. Prior to January 24, 2022, the Lead Underwriters had not provided the Company with any specific estimated price range.

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range, on a pre-stock split basis, to be disclosed in the preliminary prospectus will be. Furthermore, the actual indicative price range to be included in the preliminary prospectus is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the Company and its markets. The indicative price range to be included in the preliminary prospectus will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus to potential investors.

Stock Grant and Stock Option Issuances by the Company since December 23, 2020

The sections captioned “Share-based compensation” and “Determination of the fair value of our common stock and fair value of total equity” on pages 102-105 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement includes an explanation of the Company’s approach to accounting for share-based compensation and factors considered by the Company in determining fair value of its common stock. In particular, the fair value of the Company’s common stock has historically been determined by the Company’s Board of Directors (the “Board”), with input from management and corroboration from contemporaneous, independent third-party valuations (each, a “Valuation Report,” and collectively, the “Valuation Reports”). In addition, below the Company has described the chronological order of how the Company determined the valuation of its common stock.

The American Institute of Certified Public Accountants’ Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”) identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. Starting in May 2020 and throughout 2021, the Company used the Probability-Weighted Expected Return Method (“PWERM”), which is the preferred method when the range of possible future outcomes and liquidity events for a company, including an IPO, has narrowed, giving the company a higher degree of confidence in the achievement of a particular outcome. The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns considering each of the possible forecasted outcomes as well as the rights of each class of stock.

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
January 25, 2022	BY ARCELLX, INC.: ACLX-002

Each of the Valuation Reports as of December 23, 2020, April 9, 2021 and October 25, 2021 utilized PWERM to value the various equity classes of the Company based on the weighted likelihood of the following potential future scenarios for the Company: staying private, a sale of the Company, an IPO and liquidation.

To facilitate the Staff’s review, the following table sets forth the valuation reports prepared for the Company by independent third-party valuation specialists since December 23, 2020:

Valuation Date	Estimated Fair Value Per Share of Common Stock	Valuation Method
December 23, 2020	$1.57	PWERM
April 9, 2021	$1.14	PWERM
October 25, 2021	$1.21	PWERM

With respect to each of these valuation reports, the Board subsequently determined, after considering all other relevant factors known to the Board, including, but not limited to, the financial condition, liquidation preferences of the preferred stock, business outlook, status of development efforts and business risks and opportunities relevant to the Company, that the fair value per share of common stock as of the date of the valuation report was the amount estimated by the valuation report. In addition, as of the date of each grant of equity awards since December 23, 2020, the Board determined the fair value per share of common stock after considering the most recent independent third-party valuation as well as other objective and subjective factors as appropriate, including the Company’s stage of development and programs, the Company’s cash burn and cash balances, the value of public companies with similar profiles to the Company, the likelihood of achieving a liquidity event, the lack of an active market for the Company’s shares of common stock, the issuance of preferred stock and the rights, preferences and privileges of preferred stock as compared to common stock, the general and industry-specific economic outlook, including with respect to the impact of the COVID-19 pandemic on the global economy and global stock market, and the other factors described below.

Set forth below in this letter is a discussion of each valuation and equity grant since December 23, 2020, along with a comparison of the estimated fair value per share of the Company’s common stock to the Midpoint Price.

The following table sets forth all equity awards made by the Company since December 23, 2020:

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January 25, 2022	BY ARCELLX, INC.: ACLX-002

Grant date	Type of award**	Number of shares	Exercise price of options per share		Estimated fair value of common stock per share on grant date
February 6, 2021*	Options	5,994,407	$1.14	*	$1.57
June 9, 2021	Options	18,266,579	$1.14		$1.14
June 9, 2021	Restricted Stock Units	5,244,319	N/A		$1.14
September 14, 2021	Options	1,310,500	$1.14		$1.14
October 21, 2021	Options	720,000	$1.14		$1.14
December 7, 2021	Options	1,772,000	$1.21		$1.21
January 13, 2022	Options	250,000	$1.21		$1.21

*

See the discussion below for additional details on the repricing of the February 6, 2021 grants in which the exercise price for all of these grants was repriced by the Company from $1.57 to $1.14 per share, effective June 9, 2021 and as disclosed in the Registration Statement.

**

The grants of restricted stock units made on June 9, 2021 vest upon the satisfaction of all the following conditions: time-based service conditions, performance-based conditions, and market-based conditions. Due to the market conditions in the awards, specifically the Company share price targets after an IPO, the awards were valued using the Monte Carlo simulation approach. Grant date fair value of options was determined using a Black-Scholes option pricing model.

December 23, 2020 Valuation

In preparing the December 23, 2020 valuation, the Company determined its enterprise value using PWERM given the characteristics of the Company and its intention to achieve an IPO in the near future. PWERM was utilized to value the various equity classes of the Company based on the weighted likelihood of four discrete scenarios: staying private, a sale of the Company, an IPO and liquidation. The resulting estimated equity value of the Company’s common stock was $1.57 per share on a non-marketable basis. The key drivers in the price determination included the following:

•

The closing of the Company’s Series B-2 convertible preferred stock financing in December 2020 at a price per share of $1.951 for additional gross proceeds of $42.8 million, bringing the total gross proceeds from the Series B convertible preferred stock financing to a new total of $85.6 million.

•

The Company’s progression in the confidential process for an IPO, including the submission of a confidential draft registration statement on Form S-1 to the Commission on May 1, 2020 and an amendment on June 9, 2020.

•	Progress made in the Company’s research and development programs.

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January 25, 2022	BY ARCELLX, INC.: ACLX-002

•	The then-current trends in the biotech IPO market.

The stay private scenario assumed an equity valuation determined under an Option Pricing Method (“OPM”) when back-solved based on the price of the Series B-2 convertible preferred stock. After the equity value of the Company was determined, it was allocated among the various classes of stock. Under the OPM, the rights of the holders of various classes of stock are treated as call options on any value of the Company above a series of breakpoints. For the Company, these breakpoints were set after examining the liquidation preferences and conversion behaviors of the different classes of equity. To calculate the estimated fair value of the Company’s common stock, the Company estimated a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate, volatility and a discount for lack of marketability (“DLOM”). The key assumptions used in the stay private scenario included the following:

•	an estimated equity value of approximately $[*] million on a marketable, control basis;

•	an estimated 2.52-year time period to reach a liquidity event;

•	a risk-free Federal Reserve interest rate of 0.16% based on the yields of 2 and 3 year U.S. Treasury notes as of December 23, 2020;

•	an annual standard deviation of return (usually referred to as volatility) of 1.10 based on an analysis of the historical volatility of guideline companies over a period of up to 2.52 years; and

•	a DLOM of 31.0%, which was applied on account of the lack of an active trading market in the Company’s securities.

For the IPO scenario, the Company’s valuation was determined utilizing a guideline public company method analyzing the cash free invested capital values of similar companies based on factors such as SIC code, development stage, business model and industry focus. Under this method, a valuation as of the date of a prospective IPO was determined based on the lower quartile average cash-free invested capital from observed public company comparables as of December 23, 2020. Upon a determination of the estimated fair value of the equity of the Company, the portion of equity attributable to the various classes was allocated. This value indication represented the value per share at the expected future date of an IPO, which was then discounted to present value based on estimated time to IPO and the appropriate discount rate. The key assumptions used in the IPO scenario included the following:

•	an estimated equity value of approximately $[*] million on a marketable, minority basis;

•	an estimated IPO date of April 30, 2021;

•	a discount rate of 22.0%; and

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January 25, 2022	BY ARCELLX, INC.: ACLX-002

•	a DLOM of 12.0%, which was applied on account of the lack of an active trading market in the Company’s securities.

For the sale scenario, the Company’s valuation was determined utilizing a guideline transaction method analyzing comparable transactions of similar companies based on factors such as SIC code, development stage, business model and industry focus. Under this method, a valuation as of the date of a prospective sale was determined based on the median cash-free invested capital in the guideline transactions. After the equity value of the Company was determined, it was allocated among the various classes of stock. The portion of equity attributable to the various classes was allocated based on the occurrence of a liquidation associated with a sale. This value indication represented the value per share at the expected future date of a sale which was then discounted to present value based on estimated time to a sale and the appropriate discount rate. The key assumptions used in the sale scenario included the following:

•	an estimated equity value of approximately $[*] million on a marketable, minority basis;

•	an estimated sale date of June 30, 2023;

•	a discount rate of 22.0%; and

•	a DLOM of 31.0%, which was applied on account of the lack of an active trading market in the Company’s securities.

For the liquidation scenario, the Company valued its shares of common stock based upon the expected remaining cash net of outstanding liabilities at the time of liquidation. The remaining net cash at liquidation was allocated to the various equity classes based on the occurrence of a liquidation. This value indication represented the value per share at the expected future date of liquidation which was then discounted to present value based on estimated time to liquidation and the appropriate discount rate.

For the December 23, 2020 valuation, the stay private scenario was assigned a weight of 5%, the IPO scenario was assigned a weight of 55%, the sale scenario was assigned a weight of 5% and a liquidation scenario was assigned a weight of 35%. The DLOMs used for the stay private, IPO and sale scenarios reflected the Company’s then current estimates of the time to a liquidity event, among other relevant factors at the time.

February 6, 2021 Grants without Giving Effect to the Repricing

The following section discusses the analysis applicable to the February 6, 2021 stock option grants without giving effect to the repricing discussed below.

On February 6, 2021, the Board determined that the estimated fair value of the Company’s common stock was $1.57 per share in consideration of the valuation analysis as of December 23, 2020, and other objective and subjective factors as appropriate, including, without limitation: the Company’s limited operating history; the very early stage of development of the Company; uncertainty as to when the Company

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January 25, 2022	BY ARCELLX, INC.: ACLX-002

would initiate the Company’s IMMagine Phase 2 pivotal trial of CART-ddBCMA, its lead ddCAR product candidate, and Phase 1 development of its ACLX-001, ACLX-002 and ACLX-003 programs, if at all; uncertainty relating to the results of the Company’s planned future preclinical studies and clinical trials, including the Phase 1 trial of its lead ddCAR product candidate, CART-ddBCMA; uncertainty as to when the Company would initiate or complete a liquidity event, if at all; the transition of the Company’s management team with the hiring of Rami Elghandour as the Company’s new President and Chief Executive Officer in January 2021; the proposed timing of the IPO; and the state of the economy and U.S. capital markets, and in the biotechnology and healthcare sectors in particular, as a result of, among other things, the impact of the continuing COVID-19 pandemic and continued economic uncertainty and market volatility. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the December 23, 2020 valuation date and February 6, 2021 grant date that were not already reflected in the December 23, 2020 valuation.

April 9, 2021 Valuation

In preparing the April 9, 2021 valuation, the Company again determined its enterprise value using PWERM given the characteristics of the Company and its intention to achieve an IPO in the near future. PWERM was utilized to value the various equity classes of the Company based on the weighted likelihood of four discrete scenarios: staying private, a sale of the Company, an IPO and liquidation. The resulting estimated equity value of the Company’s common stock was $1.14 per share on a non-marketable basis. The key drivers in the price determination included the following:

•	The initial closings of the Company’s Series C convertible preferred stock financing in March and April 2021 at a price per share of $2.097 for gross proceeds of $115 million.

•

The Company’s decision to delay the IPO process while the Company recruited and expanded the executive management team necessary to achieve it development goals and obtain the capabilities to operate and manage a potential public company, and to allow time for the new executive management team to implement and execute on its research and development, manufacturing and clinical strategy.

•	Progress made in the Company’s research and development programs.

•	The then-current trends in the biotech IPO market.

The stay private scenario assumed an equity valuation determined under an OPM using a back-solve method based on the price of the Series C convertible preferred stock. After the equity value of the Company was determined, it was allocated among the various classes of stock. Under the OPM, the rights of the holders of various classes of stock are treated as call options on any value of the Company above a series of breakpoints. For the Company, these breakpoints were set after examining the liquidation preferences and conversion behaviors of the different classes of equity. To calculate the estimated fair market value of the Company’s common stock, the Company estimated a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate, volatility and DLOM. The key assumptions used in the stay private scenario included the following:

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•	an estimated equity value of approximately $[*] million on a marketable, control basis;

•	an estimated 2.23-year time period to reach a liquidity event;

•	a risk-free Federal Reserve interest rate of 0.21% based on the yields of 2 and 3 year U.S. Treasury notes as of April 9, 2021;

•	an annual standard deviation of return (usually referred to as volatility) of 1.05 based on an analysis of the historical volatility of guideline companies over a period of up to 2.25 years; and

•	a DLOM of 31.0%, which was applied on account of the lack of an active trading market in the Company’s securities.

For the IPO scenario, the Company’s valuation was determined utilizing a guideline public company method analyzing the cash free invested capital values of similar companies based on factors such as SIC code, development stage, business model and industry focus. Under this method, a valuation as of the date of a prospective IPO was determined based on the lower quartile cash-free invested capital from observed public company comparables as of April 9, 2021. Upon a determination of the estimated fair value of the equity of the Company, the portion of equity attributable to the various classes was allocated. This value indication represented the value per share at the expected future date of an IPO, which was then discounted to present value based on estimated time to IPO and the appropriate discount rate. The key assumptions used in the IPO scenario included the following:

•	an estimated equity value of approximately $[*] million on a marketable, minority basis;

•	an estimated IPO date of December 31, 2021;

•	a discount rate of 19.5%; and

•	a DLOM of 16.0%, which was applied on account of the lack of an active trading market in the Company’s securities.

For the sale scenario, the Company’s valuation was determined utilizing a guideline transaction method analyzing comparable transactions of similar companies based on factors such as SIC code, development stage, business model and industry focus. Under this method, a valuation as of the date of a prospective sale was determined based on the median and third-quartile cash-free invested capital in the guideline transactions. After the equity value of the Company was determined, it was allocated among the various classes of stock. The portion of equity attributable to the various classes was allocated based on the occurrence of a liquidation associated with a sale. This value indication represented the value per share at the expected future date of a sale which was then discounted to present value based on estimated time to a sale and the appropriate discount rate. The key assumptions used in the sale scenario included the following:

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January 25, 2022	BY ARCELLX, INC.: ACLX-002

•	an estimated equity value of approximately $[*] million on a marketable, minority basis;

•	an estimated sale date of June 30, 2023;

•	a discount rate of 19.5%; and

•	a DLOM of 31.0%, which was applied on account of the lack of an active trading market in the Company’s securities.

For the liquidation scenario, the Company valued its shares of common stock based upon the expected remaining cash net of outstanding liabilities at the time of liquidation. The remaining net cash at liquidation was allocated to the various equity classes based on the occurrence of a liquidation. This value indication represented the value per share at the expected future date of a shutdown which was then discounted to present value based on estimated time to a shutdown and the appropriate discount rate.

For the April 9, 2021 valuation, the stay private scenario was assigned a weight of 35%, the IPO scenario was assigned a weight of 25%, the sale scenario was assigned a weight of 5% and a liquidation scenario was assigned a weight of 35%. The DLOMs used for the stay private, IPO and sale scenarios reflected the Company’s then current estimates of the time to a liquidity event, among other relevant factors at the time.

February 6, 2021 Grants after Giving Effect to the Repricing

On June 9, 2021, the Board approved the common stock option repricing whereby options that were granted at an exercise price of $1.57 on February 6, 2021 were repriced on a one-for-one basis to $1.14 per share, which the Board determined represented the fair value of the Company’s common stock as of the date of the repricing as discussed in more detail below. Given the proximity in time from the original grants on February 6, 2021 to the subsequent grants on June 9, 2021 that reflected the uncertainty in the Company’s prospects, the continued closings of the Company’s Series C convertible preferred stock financing, the transitions in the Company’s management team with the hiring of Dr. Christopher Heery as the Company’s new Chief Medical Officer in April 2021 and Neeraj Teotia as the Company’s new Chief Commercial Officer in April 2021; the delay in the Company’s IPO, and the overall macroeconomic uncertainty due to the COVID-19 pandemic, the Board determined to implement the repricing of these options. The February 6, 2021 options did not have any other modifications to their terms.

Management of the Company has determined the appropriate accounting for the compensation expense for the repriced options in accordance with ASC 718 given the change in compensation expense associated with the repriced options as of the date of the repricing on June 9, 2021 compared to the compensation expense that the Company recognized in connection with the original grant of such options in February 2021. Under the guidance of ASC 718, additional incremental expense is recognized in connection with a modification, such as repricing, and is allocated between vested (requisite service provided) and unvested (requisite service expected to be provided) portions of the original award. The vested portion of the incremental expense is recognized immediately per ASC 718-20-55-94 to 96 and the

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unvested portion of the incremental expense is amortized over the remaining vesting period of the original award per ASC 718-20-55-98 to 101.

June 9, 2021, September 14, 2021 and October 21, 2021 grants

On June 9, 2021, September 14, 2021 and October 21, 2021 the Board determined that the estimated fair value of the Company’s common stock was $1.14 per share in consideration of the valuation analysis as of April 9, 2021, and other objective and subjective factors as appropriate, including, without limitation: the Company’s limited operating history; the very early stage of development of the Company; uncertainty as to when the Company would initiate the Company’s IMMagine Phase 2 pivotal trial of CART-ddBCMA, its lead ddCAR product candidate and Phase 1 development of its ACLX-001, ACLX-002 and ACLX-003 programs, if at all; uncertainty relating to the results of the Company’s planned future preclinical studies and clinical trials, including the continued Phase 1 trial of its lead ddCAR product candidate, CART-ddBCMA; the Company’s decision to delay its IPO until the first quarter of 2022 and uncertainty as to when the Company would initiate or complete an IPO event, if at all; uncertainty as to when the Company would initiate or complete a liquidity event, if at all, and the probability of the four scenarios discussed in the valuation remaining consistent; and the state of the economy and U.S. capital markets, and in the biotechnology and healthcare sectors in particular, as a result of, among other things, the impact of the continuing COVID-19 pandemic and continued economic uncertainty and market volatility. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the April 9, 2021 valuation date and June 9, 2021, September 14, 2021 and October 21, 2021 grant dates that were not already reflected in the April 9, 2021 valuation.

October 25, 2021 Valuation

In preparing the October 25, 2021 valuation, the Company again determined its enterprise value using PWERM given the characteristics of the Company and its intention to achieve an IPO in the near future. PWERM was utilized to value the various equity classes of the Company based on the weighted likelihood of four discrete scenarios: staying private, a sale of the Company, an IPO and liquidation. The resulting estimated equity value of the Company’s common stock was $1.21 per share on a non-marketable basis. The key drivers in the price determination included the following:

•

The Company’s progression in the confidential process for an IPO and the Company’s decision to conduct an organizational meeting for the IPO with the lead underwriters on October 25, 2021 with a target IPO in the first quarter of 2022.

•	The then-current trends in the biotech IPO market.

The stay private scenario assumed an equity valuation determined under an OPM when back-solved based on the price of the Series C convertible preferred stock. The Company’s previously determined fair value of equity as of April 9, 2021 was adjusted by applying a growth factor based on the public market movements in the share price of guideline companies between April 9, 2021 and October 25, 2021, plus the additional Series C convertible preferred stock closing in June 2021. The estimated equity value of the Company was then allocated among the various classes of stock. Under the OPM, the rights of the holders

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January 25, 2022	BY ARCELLX, INC.: ACLX-002

of various classes of stock are treated as call options on any value of the Company above a series of breakpoints. For the Company, these breakpoints were set after examining the liquidation preferences and conversion behaviors of the different classes of equity. To calculate the estimated fair market value of the Company’s common stock, the Company estimated a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate, volatility and DLOM. The key assumptions used in the staying private scenario included the following:

•	an estimated equity value of approximately $[*] million on a marketable, control basis;

•	an estimated 1.68-year time period to reach a liquidity event;

•	a risk-free Federal Reserve interest rate of 0.36% based on the yields of 1 and 2 year U.S. Treasury notes as of October 25, 2021;

•	an annual standard deviation of return (usually referred to as volatility) of 0.90 based on an analysis of the historical volatility of guideline companies over a period of up to 1.68 years; and

•	a DLOM of 29.0%, which was applied on account of the lack of an active trading market in the Company’s securities.

For the IPO scenario, the Company’s valuation was determined utilizing a guideline public company method analyzing the cash free invested capital values of similar companies based on factors such as SIC code, development stage, business model and industry focus. Under this method, a valuation as of the date of a prospective IPO was determined based on the median cash-free invested capital from observed public company comparables as of October 25, 2021. Upon a determination of the estimated fair value of the equity of the Company, the portion of equity attributable to the various classes was allocated. This value indication represented the value per share at the expected future date of an IPO, which was then discounted to present value based on estimated time to IPO and the appropriate discount rate. The key assumptions used in the IPO scenario included the following:

•	an estimated equity value of approximately $[*] million on a marketable, minority basis;

•	an estimated IPO date of March 31, 2022;

•	a discount rate of 19.3%; and

•	a DLOM of 13.0%, which was applied on account of the lack of an active trading market in the Company’s securities.

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
January 25, 2022	BY ARCELLX, INC.: ACLX-002

For the sale scenario, the Company’s valuation was determined utilizing a guideline transaction method analyzing comparable transactions of similar companies based on factors such as SIC code, development stage, business model and industry focus. Under this method, a valuation as of the date of a prospective sale was determined based on the average cash-free invested capital in the guideline transactions. After the equity value of the Company was determined, it was allocated among the various share classes. The portion of equity attributable to the various classes was allocated based on the occurrence of a liquidation associated with a sale. This value indication represented the value per share at the expected future date of a sale which was then discounted to present value based on estimated time to a sale and the appropriate discount rate. The key assumptions used in the sale scenario included the following:

•	an estimated equity value of approximately $[*] million on a marketable, minority basis;

•	an estimated sale date of June 30, 2023;

•	a discount rate of 19.3%; and

•	a DLOM of 29.0%, which was applied on account of the lack of an active trading market in the Company’s securities.

For the liquidation scenario, the Company valued its shares of common stock based upon the expected remaining cash net of outstanding liabilities at the time of liquidation. The remaining net cash at shutdown was allocated to the various equity classes based on the occurrence of a liquidation. This value indication represented the value per share at the expected future date of a shutdown which was then discounted to present value based on estimated time to liquidation and the appropriate discount rate.

For the October 25, 2021 valuation, the stay private scenario was assigned a weight of 30%, the IPO scenario was assigned a weight of 35%, the sale scenario was assigned a weight of 5% and a liquidation scenario was assigned a weight of 30%. The DLOMs used for the stay private, IPO and sale scenarios reflected the Company’s then current estimates of the time to a liquidity event, among other relevant factors at the time.

December 7, 2021 and January 13, 2022 grants

On December 7, 2021 and January 13, 2022, the Board determined that the estimated fair value of the Company’s common stock was $1.21 per share in consideration of the valuation analysis as of October 25, 2021, and other objective and subjective factors as appropriate, including without limitation: the Company’s limited operating history; the very early stage of development of the Company; uncertainty as to when the Company would initiate the Company’s IMMagine Phase 2 pivotal trial of CART-ddBCMA, its lead ddCAR product candidate, and Phase 1 clinical development of its ACLX-001, ACLX-002 and ACLX-003 programs, if at all; uncertainty relating to the results of the Company’s planned future preclinical studies and clinical trials, including the continued Phase 1 trial of its lead ddCAR product candidate, CART-ddBCMA; the Company’s targeting an IPO in the first quarter 2022; the results received to date from the Company’s ongoing Phase 1 clinical trial of its lead ddCAR product candidate, CART-ddBCMA, including progressions in two of the patients; uncertainty as to when the Company would initiate or complete a liquidity event, if at all, and the probability of the four scenarios discussed in the valuation remaining consistent; the transition of lead underwriters of the Company’s IPO from Jeffries, LLC to BofA Securities, Inc. in December 2021, and the current state of the economy and U.S. capital markets, and in

CONFIDENTIAL TREATMENT REQUESTED BY ARCELLX, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
January 25, 2022	BY ARCELLX, INC.: ACLX-002

the biotechnology and healthcare sectors in particular, as a result of, among other things, the impact of the continuing COVID-19 pandemic, and continued economic uncertainty and market volatility; and the recent performance of biotechnology and healthcare stocks, including a few biotechnology and healthcare companies that completed initial public offerings in December 2021 and, with respect to the valuation for the January 13, 2022 grants, January 2022, and that the overall IPO market activity for new issues was significantly down in December 2021 and, with respect to the valuation for the January 13, 2022 grants, January 2022, compared to prior periods. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the October 25, 2021 valuation date and December 7, 2021 and January 13, 2022 grant dates that were not already reflected in the October 25, 2021 valuation.

The Company has not granted any other equity awards since January 13, 2022 and does not expect to make any additional grants other than the following: (i) options to certain members of the Board as described in the Registration Statement (the “Director IPO Options”), (ii) options to certain executive officers for helping to achieve the IPO, as described in the Registration Statement (the “Executive IPO Options”), and (iii) options to certain executive officers as part of the Company’s annual equity grant cycle, (the “Executive Annual Options”), all which will be granted on the date of the pricing of the IPO, and (iv) grants of restricted stock units to certain of our executive officers in connection with the Company’s annual equity grant cycle, (the “Executive Annual RSU Awards”), which will be granted following the IPO on the effective date of the registration on Form S-8 covering the shares of the Company’s common stock that will be subject to the Company’s 2022 Equity Incentive Plan (collectively, the Director IPO Options, the Executive IPO Options, the Executive Annual Options and the Executive Annual RSU Awards, the “IPO Grants”). The fair value per share of the IPO Grants will be the initial price offered to the public in the IPO. The stock-based compensation expense for the portion of the IPO Grants subject to service-based vesting conditions will be recognized over the vesting period.

Comparison of the January 2022 Grant Price and the Midpoint Price

As is typical in an IPO, the estimated price range for the offering was not derived using a formal determination of estimated fair value but was determined primarily by discussions between the Company and the Lead Underwriters. Among the factors that were considered in setting the Preliminary Price Range, including the Midpoint Price, were the following:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent initial public offerings for clinical-stage biotechnology companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for clinical-stage biotechnology companies such as the Company; and

CONFIDENTIAL TREATMENT REQUESTED BY ARCELLX, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
January 25, 2022	BY ARCELLX, INC.: ACLX-002

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company notes that the difference between the January 2022 grant price and the Midpoint Price is primarily attributable to the following Company-specific factors and valuation methodology-specific factors:

Company-Specific Factors

•

Favorable feedback from potential investors following the “testing the waters” meetings that occurred in December 2021 and January 2022, which suggested that there was investor interest in the Company at a step-up in valuation. This feedback gave the Company confidence that the market would be receptive to the IPO, despite the Company’s early stage status and the current status of the Company’s product candidates and programs.

•

Progress of the Company’s research and development programs and the Company’s expectations related to its planned clinical trials in the near term, all as fully described in the Registration Statement.

•	The advanced status of the SEC review of the Registration Statement, and the public filing of the Registration Statement on January 14, 2022.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Lead Underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The valuations of comparable companies that completed or launched initial public offerings at the end of 2021 and beginning of 2022, as well as such companies’ performance following their initial public offerings, which valuations reflected increases from the last private rounds of equity financing prior to such initial public offerings, i.e. reflecting step-up multiples in the initial public offering.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase visibility with acquirors, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize the Company’s product candidates.

Valuation Methodology-Specific Factors

•

The methodology for determining the October 25, 2021 valuation price that supported the January 2022 grant price incorporated IPO and non-IPO scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis.

CONFIDENTIAL TREATMENT REQUESTED BY ARCELLX, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
January 25, 2022	BY ARCELLX, INC.: ACLX-002

The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock.

•

The valuation report prepared by the Company’s third-party valuation specialist in determining the October 25, 2021 valuation price that supported the January 2022 grant price utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Practice Aid.

•

The inclusion of other factors by the Lead Underwriters in their valuation models of indicated market values in determining the Preliminary Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company or are not quantifiable in the Company’s valuation models as a private company or are not objectively determinable by the Company.

•

The Preliminary Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the January 2022 grant price represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and were subject to a DLOM as indicated above.

In conclusion, the Company respectfully submits that the differences between the Midpoint Price and the exercise price at which it most recently granted stock options (i.e., the January 2022 grant price), the latest valuation (i.e., the October 25, 2021 valuation price) and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

CONFIDENTIAL TREATMENT REQUESTED BY ARCELLX, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
January 25, 2022	BY ARCELLX, INC.: ACLX-002

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (858) 350-2393 or dkoeppen@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Daniel Koeppen

Daniel Koeppen
cc:	Rami Elghandour, Arcellx, Inc.

Christopher Heery, M.D., Arcellx, Inc.

Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP

Jeffries L. Oliver-Li, Wilmer Cutler Pickering Hale and Dorr LLP

CONFIDENTIAL TREATMENT REQUESTED BY ARCELLX, INC.